EXHIBIT 99.1

Osisko Gold Royalties Ltd Provides Corporate Updates on Previously-announced Spin-out Transaction and Formation of "Osisko Development Corp."

MONTRÉAL, Oct. 28, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko Royalties") (OR: TSX & NYSE) and Barolo Ventures Corp. ("Barolo") (BVC.H: TSX-V) are pleased to provide certain corporate updates on their previously-announced spin-out transaction, further to their joint news release dated October 5, 2020, which will result in a "Reverse Take-Over" of Barolo (the "RTO") under the policies of the TSX Venture Exchange (the "TSX-V"). In this news release, references to the "Resulting Issuer" or "Osisko Development" are to Barolo after the closing of the RTO.

Execution of Definitive Amalgamation Agreement

On October 23, 2020, a definitive amalgamation agreement (the "Amalgamation Agreement") in respect of the RTO was executed among Osisko Royalties, Barolo, Osisko Development Holdings Inc. ("Osisko Subco"), a wholly-owned subsidiary of Osisko Royalties incorporated under the Business Corporations Act (British Columbia) (the "BCBCA"), and a wholly-owned subsidiary of Barolo ("Barolo Subco").

The Amalgamation Agreement provides for, among other things, a three-cornered amalgamation (the "Amalgamation") pursuant to which (i) Osisko Subco will amalgamate with Barolo Subco under Section 269 of the BCBCA to form one corporation ("Amalco"), (ii) the securityholders of Osisko Subco will receive securities of the Resulting Issuer in exchange for their securities of Osisko Subco, (iii) Amalco will be merged into Barolo (by way of a voluntary dissolution) to form the Resulting Issuer, and (iv) the transactions will result in a RTO of Barolo in accordance with the policies of the Exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

Pursuant to the Amalgamation Agreement, the common shares of Barolo ("Barolo Shares") outstanding immediately prior to the effective time of the Amalgamation will be consolidated on the basis of one (1) post-consolidation Barolo Share for each sixty (60) pre-consolidation Barolo Shares (the "Consolidation") and the name of Resulting Issuer will be changed to "Osisko Development Corp.". Completion of the proposed RTO is subject to, among other things, receipt of all necessary regulatory and shareholder approvals.

The Amalgamation Agreement was negotiated at arm's length between representatives of Osisko Royalties and Barolo.

Closing of Subscription Receipt Financing

Concurrent with the announcement of the RTO, Osisko Royalties and Barolo entered into an engagement letter dated October 5, 2020 with Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to sell, on a "bought deal" private placement basis, 13,350,000 subscription receipts of Osisko Subco (the "Subscription Receipts") at a subscription price of CDN $7.50 per Subscription Receipt (the "Issue Price") for gross proceeds of CDN $100 million (the "Financing").

The Financing is expected to close tomorrow, October 29, 2020, with the gross proceeds of the Financing to be held in escrow pending the satisfaction of the escrow release conditions, which include the satisfaction of the conditions to the closing of the RTO, the conditional approval of the TSX-V to list the common shares of the Resulting Issuer ("Resulting Issuer Shares") issuable under the RTO and Financing, and certain other customary conditions. It is expected that the net proceeds from the Financing will primarily be used for the exploration and development of the Cariboo Gold Project and the San Antonio Gold Project, and general working capital purposes following completion of the RTO.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction. No securities may be offered or sold in the United States or in any other jurisdiction in which such offer or sale would be unlawful prior to registration under the U.S. Securities Act of 1933 or an exemption therefrom or qualification under the securities laws of such other jurisdiction or an exemption therefrom.

Board and Management Composition and Biographies

The Board of Directors of the Resulting Issuer is expected to include: Sean Roosen (Chair); Charles Page (Lead Director); John Burzynski; Joanne Ferstman; Michèle McCarthy; Duncan Middlemiss; and Éric Tremblay.

Management of the Resulting Issuer is expected to include Sean Roosen (Chair and Chief Executive Officer); Chris Lodder (President); Luc Lessard (Chief Operating Officer); Benoit Brunet (Chief Financial Officer and Corporate Secretary); François Vézina (Vice President, Technical Services); Chris Pharness (Vice President, Sustainable Development); Maggie Layman (Vice President, Exploration); and a further technical team that will be transferred from Osisko Royalties to Osisko Development.

The following are biographies of the currently proposed directors and senior officers of the Resulting Issuer:

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer

Mr. Sean Roosen is the Chair of the Board of Directors and Chief Executive Officer of Osisko Royalties. As at the Transaction's closing, he will be the Executive Chair of Osisko. Mr. Roosen was a founding member of Osisko Mining Corporation (2003) and of EurAsia Holding AG, a European venture capital fund.

Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, President, Chief Executive Officer and Director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic mine. He also led the efforts for the maximization of shareholders' value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko Royalties. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally.

In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the "Top 20 Most Influential Individuals in Global Mining". In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.

Mr. Roosen serves on the board of directors of Osisko Mining and Victoria Gold Corp. as a representative of Osisko Royalties.

Charles E. Page, Lead Director

Mr. Charles E. Page is a corporate director and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 to its sale to Osisko Mining Corporation in 2012.

Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan, and is also a Fellow of the Geological Association of Canada.

John Burzynski, Director

Mr. John Burzynski currently serves as the Executive Chairman and Chief Executive Officer of Osisko Mining Inc., having served in those capacities since August 2015, and has been a director of Osisko Mining Inc. (formerly Oban Mining Corporation) since incorporation in February 2010. Mr. Burzynski is currently a director of Osisko Gold Royalties Ltd and, from June 2014 to August 2016, also served as the Senior Vice President, New Business Development. Mr. Burzynski holds a Bachelor of Science (Honours) degree in Geology from Mount Allison University, and a Master of Science in exploration and mineral economics from Queen's University. He is a registered P.Geo. in the province of Québec, and has over 30 years of experience as a professional geologist on international mining and development projects.

Joanne Ferstman, Director

Ms. Joanne Ferstman is a corporate director and has been Lead Director of Osisko Royalties since 2014. She has over 20 years of progressive experience in the financial industry, where she was until 2012 President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading, and private client financial advisory. She has held several leadership positions within Dundee Corporation and DundeeWealth Inc., where she was responsible for strategic development, financial and regulatory reporting and risk management.

Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Michèle McCarthy, Director

Ms. Michèle McCarthy is the President of McCarthy Law Professional Corporation, and President and Chief Executive Officer of Independent Review Inc. She is an experienced corporate director and has significant experience in corporate restructuring and regulatory compliance. Ms. McCarthy was the Chair of the boards of Sandy Lake Gold Inc., Big 8 Split Inc., TD Split Inc. and 5Banc Split Inc. She also served as a director and member of the Audit Committee and Risk Management Committees at Equity Financial Holdings Inc. She is the former Chair of the Toronto Port Authority and member of the Small Business Advisory Committee of the Ontario Securities Commission. From 1997 to 2002 she was the Chief Legal Officer, Director Compliance and Corporate Secretary for Deutsche Bank Canada and Deutsche Bank Securities and created its Schedule III bank branch (1997-2002) and consulted on the reorganization of UBS Bank (Canada) and the establishment of UBS AG Canada Branch. From 2007 to 2011, she was the Chief Legal Officer, Corporate Secretary, Chief Privacy Officer, Ombudsman and Head of Compliance for GMAC Residential Funding of Canada, ResMor Trust and Ally.

Ms. McCarthy serves on the boards of the McMichael Foundation, The Rekai Centres and the Honourable Company of Freemen of the City of London in North America. She also served on the boards of Canada’s National Ballet School, the St. George’s Society of Toronto, the University of Toronto (Trinity College) and the Humber Memorial Hospital.

Ms. McCarthy holds an LLB and LLM in Securities Law from Osgoode Hall and has been accredited with an ICD.D designation.

Duncan Middlemiss, Director

Mr. Duncan Middlemiss, P.Eng, is the President and Chief Executive Officer and a director of Wesdome Gold Mines Ltd. Prior to joining Wesdome Gold Mines Ltd., he was President and Chief Executive Officer and a director of St. Andrew Goldfields Ltd. until its acquisition by Kirkland Lake Gold Inc. in January 2016. Mr. Middlemiss joined St. Andrew Goldfields Ltd. in July 2008 as General Manager and Vice President Operations, later assuming the role of Chief Operating Officer. He was appointed as President and Chief Executive Officer in October 2013. He earned a B. Sc. in mining engineering at Queen's University in 1989 and worked for Inco Limited (now Vale Canada Limited) as Mine Design Engineer until 1995. At that time, he joined Barrick Gold Inc. at their Holt-McDermott Mine, where he held the position of Chief Mine Engineer. In 2002, he joined Foxpoint Resources (now Kirkland Lake Gold Inc.) where he was instrumental in overseeing the rehabilitation, development, and commencement of production at the Macassa Mine beginning as Engineering & Production Manager, and later as Mine Manager. Mr. Middlemiss is a native of Kirkland Lake, Ontario and has extensive experience in the mining of gold deposits in the Abitibi Greenstone Belt. Mr. Middlemiss is the Past Chair of the Ontario Mining Association and remains active in the organization.

Éric Tremblay, Director

Mr. Éric Tremblay has more than 25 years of mine building and mine operations experience, mostly at underground mining operations, culminating in his current position as Chief Operating Officer of Dalradian Resources Inc. and in his previous position as General Manager at Canada's largest gold mine, Canadian Malartic, which is jointly owned by Agnico-Eagle Mines Limited and Yamana Gold Inc. In 2014, his team achieved a record of more than 500,000 ounces of production at a cost under $700/oz. Previously, Mr. Tremblay was General Manager at IAMGOLD's Westwood Project, where he participated in closure of the Doyon Mine and construction of the Westwood Project. Mr. Tremblay was charged with completing the permitting, scoping study, feasibility study, surface construction and underground development at Westwood. Further, while at IAMGOLD, he was General Manager of the Sleeping Giant Mine, an underground mine using multiple mining methods (long hole, shrinkage, room and pillar). His mandate was to optimize production and return the mine to profitability. Previous positions included Underground Superintendent at Cambior's Mouska Mine, Underground Captain/Project Engineer/Senior Supervisor over a seven-year period at Cambior and Barrick’s Doyon Mine, where he was involved in mine-planning, construction, development and production. Mr. Tremblay graduated from Laval University with a B.Sc. in mining engineering and mineral processing.

Chris Lodder, President

Mr. Chris Lodder has more than 30 years' experience working on and managing Greenfields exploration, Brownfields exploration, and mine development with major and junior mining companies worldwide with the majority of his career focused in the Americas. He has led teams responsible for discoveries of compliant resources containing more than 34 million ounces of gold. He was President, CEO and a Director of Barkerville Gold Mines from 2016 until its acquisition by Osisko Gold Royalties in 2019. Chris is also the President of Talisker Exploration Services Inc., an Ontario based mining and exploration services company founded by Mr. Lodder and two partners in 2010, whose principal clients are Osisko Gold Royalties and their associated companies. From 1999 to 2010 he was South American Exploration Manager and later the Americas Exploration Manager for AngloGold Ashanti and prior that he had various management roles with Queenstake Resources in South America. Chris is a volunteer director on the board of the Barkerville Heritage Trust which oversees the management of the Barkerville Historic Town and Park which is a living museum which preserves the history of the Cariboo Gold Rush.

Luc Lessard, Eng., Chief Operating Officer

Mr. Luc Lessard is a mining engineer with more than 30 years of experience designing, building and operating mines. He was previously Chief Operating Officer of the Canadian Malartic Partnership (owned jointly by Agnico Eagle and Yamana), and prior to that was the Chief Operating Officer and Senior Vice President of Engineering and Construction for Osisko Mining Corporation where he was responsible for the design, construction and commissioning of the world class Canadian Malartic gold mine. During his career, Mr. Lessard has worked on many open pit and underground mine builds and prior to Osisko Royalties, Mr. Lessard was Vice President of Engineering and Construction for IAMGOLD and General Manager, Projects for Cambior Inc. Mr. Lessard is President, Chief Executive Officer and Director of Falco Resources Ltd. and also sits on the Board of Directors of Nighthawk Gold Corp. and Osisko Metals Incorporated.

Benoit Brunet CPA, Vice President, Finance and Chief Financial Officer and Corporate Secretary

Mr. Benoit Brunet is currently Vice President Business Strategy at Osisko Gold Royalties. Prior to joining Osisko Royalties, he was part of the Québec Private Equity group of the Caisse de dépôt et placement du Québec, one of the largest North American institutional investors where he helped deploy $700 million in the mining sector across the province of Québec. He was overseeing investments totaling approximately $1.5 billion and known for having structured innovative financial instruments for some of the largest mining projects in the region. Prior to joining the Caisse de dépôt et placement du Québec, Mr. Brunet worked at PricewaterhouseCoopers LLP for the assurance group in Montréal. Mr. Brunet holds a CPA designation, an undergraduate and graduate degree in public accounting from the Université du Québec à Montréal.

François Vézina, P.Eng., MBA, Vice President, Technical Services

Mr. François Vézina is a Mining Engineer with 20 years of experience in mining industry. He has extensive experience in both surface and underground mining operations, having worked at various mining sites in Canada, Mexico and Finland.

Mr. Vézina was the Technical Service Manager for Agnico-Eagle Mines Limited and was responsible for overseeing the completion of the feasibility studies of LaRonde II, Pinos Altos and Kittilä. Mr. Vézina participated in the construction and commissioning of Pinos Altos as Mine Development Manager and Kittilä as Mine Operations Manager. He later joined Osisko Mining Corporation and participated in the construction of the Canadian Malartic mine and serve as Mine Operations Manager for over 5 years. Mr. Vézina is recognized for his innovative project development strategies and mining optimization. Since the start of his career, Mr. Vézina has been responsible for the design and engineering of four mines and participated in the construction and development of two other mines. Mr. Vézina pursues his passion by getting involved with universities and colleges by regularly giving lectures on the mining industry.

Mr. Vézina holds a Bachelor degree in Mining Engineering and a Master in Business Administration (MBA). He is a registered Engineer (Eng.) in Québec, (P.Eng.) in Ontario and in British Columbia.

Chris Pharness, Vice President, Sustainable Development

Mr. Chris Pharness is an environmental professional with 25 years of environmental and resource management experience in British Columbia and has been with Barkerville since 2013. Mr. Pharness' breadth of experience includes mining, forestry, oil and gas and large scale construction projects, with extensive involvement in fish and wildlife management based research and project management. Much of Mr. Pharness' work and personal history have allowed him to build close relationships with Indigenous Nations, local communities, and regulatory agencies in British Columbia.

Maggie Layman, Vice President, Exploration

Ms. Maggie Layman is a professional geologist with 14 years' mineral exploration experience in diverse ore deposits throughout Canada. Previously as Barkerville's Exploration Manager, Ms. Layman led the Barkerville team on the Cariboo Gold Project through systematic exploration with technical teams and ensuring compliance of drill programs. Prior to joining Barkerville, Ms. Layman worked as a drill manager and project geologist for Vale and Independence Gold Corp. Ms. Layman holds a B.Sc. from Memorial University of Newfoundland, is registered as a Professional Geologist with the Association of Engineers and Geoscientists of British Columbia and is an active volunteer with the AME Indigenous Relations and Reconciliation Committee.

Select Financial Information

The following table sets out certain preliminary pro forma financial information for the Resulting Issuer assuming completion of the RTO. The following information should be read in conjunction with, and is qualified in its entirety by, the pro forma financial statements of the Resulting Issuer to be included in the Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business) (the "Filing Statement"), which will be available in due course on SEDAR (www.sedar.com) under Barolo's issuer profile.

	Select Financial Information
	Barolo (as at May 31, 2020) ('$000)	Contributed Osisko Assets (as at June 30, 2020) ('$000)	Pro Forma Adjustments(1) ('$000)	Resulting Issuer Pro Forma Consolidation ('$000)
Current Assets	$62	$13,186	$124,200	$137,448
Total Assets	$62	$450,532	$147,600	$598,194
Current Liabilities	$40	$11,693	$12,500	$24,233
Total Liabilities	$40	$45,133	$40,200	$85,373
Shareholders' Equity	$22	$405,399	$107,400	$512,821
Net Loss	$110	$101,729	($16,600)	$85,239

(1) The pro forma adjustments include, amongst other things, the adjustments for the Financing and the acquisition of the San Antonio Gold Project completed in August 2020.

Transaction Particulars

Pursuant to the RTO, Osisko Royalties is expected to receive 100,000,000 Resulting Issuer Shares at a deemed price of CDN $7.50 per share, in exchange for the transfer of the contributed assets (valued at CDN $750 million) to the Resulting Issuer.

The Resulting Issuer is expected to be owned approximately (i) 88% by Osisko Royalties, (ii) 11.8% by the holders of Subscription Receipts, and (iii) 0.2% by the current holders of Barolo Shares, after giving effect to the RTO and the Financing. Immediately following closing of the RTO, the only "insiders" of the Resulting Issuer are expected to be Osisko Royalties (as a greater than 10% securityholder), together with the directors and senior officers of the Resulting Issuer.

For further information on the particulars of the RTO, including the support and approval of Barolo shareholders and the conditions to the completion of the RTO, please refer to the joint news release of Osisko Royalties and Barolo dated October 5, 2020. The full particulars of the RTO, the contributed assets and the Resulting Issuer will be described in a Filing Statement prepared in accordance with the policies of the TSXV. A copy of the Filing Statement will be available in due course on SEDAR (www.sedar.com) under Barolo's issuer profile.

Stock Exchange Disclaimer

Investors are cautioned that, except as disclosed in the Filing Statement to be prepared in connection with the RTO, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Barolo should be considered highly speculative. Completion of the RTO is subject to a number of conditions, including, but not limited to, TSX-V acceptance, closing of the Financing and if applicable, disinterested shareholder approval. Where applicable, the RTO cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Barolo may seek waivers or exemptions from certain listing requirements of the TSX-V in connection with the RTO, including the requirement to obtain a sponsor for the RTO and the Issue Price of the Subscription Receipts under the Financing. However, there can be no assurance that any waivers will be obtained. If a waiver from the sponsorship requirement is not obtained, a sponsor will be identified at a later date. No deposit, advance or loan has been made or is to be made in connection with the RTO.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed RTO and has neither approved nor disapproved the contents of this news release. The common shares of Barolo will be halted pending further filings with the TSX-V.

Barolo Shareholder Approval

Barolo does not intend to seek shareholder approval for the RTO (other than as noted below in relation to certain corporate matters relevant to the Resulting Issuer), as (i) the RTO is not a "related party transaction" within the meaning of MI 61-101 or the policies of the TSX-V and no other circumstances exist which may compromise the independence of Barolo, (ii) Barolo is listed on NEX, (iii) the Resulting Issuer is not expected to be subject to a cease trade order or otherwise suspended from trading on completion of the RTO, (iv) shareholder approval of the RTO itself is not required under corporate or securities laws, and (v) a comprehensive news release announcing the RTO as required under Exchange Policy 5.2 (Change of Business and Reverse Takeovers) is being issued hereof.

Barolo has, however, called a special meeting of its shareholders to be held on November 20, 2020 to approve certain corporate matters relevant to the Resulting Issuer. Certain supporting shareholders of Barolo, representing an aggregate of 12 million Barolo Shares (or approximately 86% of the outstanding Barolo Shares), have entered into a voting support agreement with Osisko Royalties in support of the RTO, and have agreed to vote such Barolo Shares in favour of the matters to be considered at the special meeting of Barolo shareholders to be held on November 20, 2020.

Advisors

Bennett Jones LLP is legal counsel to Osisko Royalties and Cassels Brock & Blackwell LLP is legal counsel to Barolo. Stikeman Elliott LLP is legal counsel to the Underwriters.

About Osisko Gold Royalties Ltd

Osisko Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko Royalties holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko Royalties' portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko Royalties also owns a portfolio of publicly held resource companies, including a 14.6% interest in Osisko Mining Inc., 17.6% interest in Osisko Metals Incorporated and a 18.3% interest in Falco Resources Ltd.

Osisko Royalties' head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh, President
Telephone: (514) 940-0670
Email: ssingh@osiskogr.com

About Barolo Ventures Corp.

Barolo is a public company organized under the laws of the Province of British Columbia, whose shares are listed for trading on the TSX-V. Barolo was previously engaged in the acquisition, exploration and development of mineral properties in Canada and the United States, but currently does not have an active business, and is investigating new business opportunities.

Barolo's head office is located at 609 Granville Street, Suite 1600, Vancouver, British Columbia, Canada, V7Y 1C3.

For further information, please contact Barolo Ventures Corp.:

Scott Ackerman
Director, President, CEO, CFO and Secretary
Telephone: (778) 331-8508
Email: sackerman@emprisecapital.com

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward‐looking statements" within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko Royalties and Barolo to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including with respect to future production of mines, is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Royalties and Barolo consider their respective assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Royalties and Barolo, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Royalties and Barolo, and their respective businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this news release concerning Osisko Royalties, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko Royalties which is filed with the Canadian securities commissions and available electronically under Osisko Royalties' issuer profile on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission and available electronically under Osisko Royalties' issuer profile on EDGAR (www.sec.gov). The forward‐looking statements set forth herein concerning Osisko Royalties reflect management's expectations as at the date of this news release and are subject to change after such date. Osisko Royalties and Barolo disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.